UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _________)*
GENEVA STL CO
(NAME OF ISSUER)
COMMON
(Title of Class of Securities)
372252106
(Cusip Number)

Check the following box if a fee is being paid with this statement _x. (A fee is not required only) if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP NO.              13G
372252106
        1 NAME OF REPORTING PERSON    Brandywine Asset Management, Inc.
          S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON  IRS ID#  51-0294065
        2 CHECK THE APPROPRIATE BOX IF A              (a)
          MEMBER OF A GROUP                           (b  X
        3 SEC USE ONLY
        4 CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
        5 SOLE VOTING POWER                       500
        6 SHARED VOTING POWER           N/A
        7 SOLE DISPOSITIVE POWER                  500
        8 SHARED DISPOSITIVE POWER      N/A
        9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                        500
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES       N/A
       11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW             0.00%
       12 TYPE OF REPORTING PERSON*     IA

ITEM 1.   (a)  GENEVA STL CO
          (b)  10 SOUTH GENEVA ROAD
               VINEYARDUT                       84058
ITEM 2.   (a)  BRANDYWINE ASSET MANAGEMENT, INC
          (b)  3 Christina Centre, 201 North Walnut Street, Suite 1200
               WilmingtDE               19801
          (c)  Delaware Corporation
          (d)  COMMON
          (e)                 372252106
ITEM 3.   (e)  Investment Adviser registered under Section 203 of the
               Investment Advisors Act of 1940
ITEM 4.   (a)                       500
          (b)                      0.00%
          (c)  (i)                  500
               (ii)    None
               (iii)                500
               (iv)    None
ITEM 5. This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.
ITEM 6.   N/A
ITEM 7.   N/A
ITEM 8.   N/A
ITEM 9.   N/A
ITEM 10.  --CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                               03/07/96
                       Date
                       /s/  Carl M. Lindberg
                       Managing Director & Secretary